UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 000-17729

FEC RESOURCES INC.
(Translation of registrant’s name into English)

Suite 2300, Bentall 5
550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F ☐   Form 20-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Exhibits

Exhibit 1	Management Discussion and Analysis of Financial Condition and Results of Operations for the three month period ended March 31, 2020 of FEC Resources Inc.

Exhibit 2	Unaudited condensed financial statements of FEC Resources Inc. for the three months ended March 31, 2020

Exhibit 3	Certification of March 31, 2020 quarterly filings – CEO

Exhibit 4	Certification of March 31, 2020 quarterly filings – CEO

Exhibit 5	Press release as filed April 14, 2020

Exhibit 6	Notice of Meeting and Record date as filed April 16, 2020

Exhibit 7	Notice of Meeting as filed May 19, 2020

Exhibit 8	Management Information Circular as filed May 19, 2020

Exhibit 9	Form of Proxy as filed May 19, 2020

Exhibit 10	Voting Instruction Form as filed May 19, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FEC Resources Inc.
(Registrant)
Date: May 31, 2020
By: /s/ Paul Wallace
Paul Wallace
President, Chief Executive Officer and Chief Financial Officer

Exhibit 1
FEC RESOURCES INC. (the “Company”)
MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
FOR THE PERIOD ENDED MARCH 31, 2020
(all funds in US dollars unless otherwise stated)
  THE FOLLOWING MANAGEMENT DISCUSSION AND ANALYSIS IS PROVIDED AS OF MAY 29, 2020 AND SHOULD BE READ IN CONJUNCTION WITH THE CONDENSED UNAUDITED INTERIM FINANCIAL STATEMENTS AND NOTES FOR THE PERIOD ENDED MARCH 31, 2020 AND THE AUDITED FINANCIAL STATEMENTS AND NOTES FOR THE YEAR ENDED DECEMBER 31, 2019.  THOSE FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”).
 Forward-Looking Statements
Certain statements in this MD&A, including statements regarding the Company’s current funds on hand being able to secure the Company for the foreseeable future, and the Company’s ability to raise new money by way of loans or the issuance of new shares to meet its working capital needs and future plans and objectives of the Company are forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.  Material risk factors that could cause actual results to differ materially from the forward-looking information include unforeseen expenses which the Company may incur and which expenses could cause current funds on hand to not be adequate to secure the Company for the foreseeable future, or arrange debt or equity financing if required to meet working capital needs and other risks and uncertainties as disclosed under the heading “Risk Factors” herein.  The Company has assumed that it would not be incurring significant expenses in the short term that would exceed its current funds on hand.  The reader is also cautioned that should Forum Energy find it necessary to raise capital to fund its current and future business, the Company’s interest in Forum Energy may be diluted because the Company is not entitled to participate in such financings and currently does not have the resources to participate if provided the opportunity to do so.  The reader is cautioned that assumptions used in the preparation of such information, while considered reasonable by the Company at the time, may prove to be incorrect. The Company has no policy for updating forward-looking information beyond the procedures required under applicable securities laws.
Overall Performance
Forum Energy Limited (“Forum Energy”)
As at March 31, 2020 the Company held 5,550,000 shares representing a 6.80% interest  (6.80% at December 31, 2018) of the capital of Forum Energy, a private company, which has participating interests in 11 oil and gas blocks in the Philippines through various subsidiaries.  Forum Energy’s subsidiaries are Forum Energy Philippines Corporation (“FEPCO”), Forum (GSEC101) Ltd. and Forum Exploration Inc. (66.67% owned).  Forum Energy and the Company are both ultimately under the control of PXP Energy Corporation (“PXP”) and are therefore affiliates.
On March 23, 2017, PXP announced that it had increased its shareholdings in Forum Energy from 48.8% to 69.5% through a debt conversion involving the issuance of 39,350,920 Forum Energy shares at a decreased price of US$0.30 per share.  On the same day, an independent third party purchased 6,666,667 newly issued Forum Energy shares at a price of US$0.30 per share for a total cash payment of US$2,000,000.  We did not participate in this financing transaction.  These two transactions resulted in the dilution of our interest in Forum Energy from 18.42% to 8.03%.  As a result of this dilution, the Company’s investment in Forum Energy ceased to be an equity investment.  As a result of the loss of significant influence, we recognized an unrealized gain of $1,965,000 in the statement of operations and comprehensive income for the revaluation and reclassification of the investment as available for sale during the year.  On December 6, 2017 we sold 1,000,000 Forum Energy shares to our parent company, PXP, for $0.30 per share.  As a result of the sale of the shares our interest in Forum Energy was reduced to 6.80%.

On April 14, 2020 FEP completed a fund raising of US $2,500,000 which was achieved by FEP issuing new shares at a price of US $0.30 each.

In advance of FEC’s upcoming Rights Offering, PXP paid FEC’s share of FEP’s financing thus allowing FEC to maintain its 6.8% interest in FEP at a cost of approximately US$170,000.

The following information related to PXP or Forum Energy has been provided to us by PXP or Forum Energy, as we do not have direct knowledge of such information.

PXP holds a 78.98% controlling interest in Forum Energy, with 72.18% held directly and 6.80% held indirectly through its 54.99% shareholding of the Company.  Forum Energy is a company incorporated under the laws of England and Wales with focus on the Philippines and has: (a) a 70% operating interest in SC 72 Recto Bank, which covers the Sampaguita natural gas discovery in offshore West Palawan, held through Forum (GSEC 101) Limited; (b) minority interests in the SC 6 and SC 14 sub-blocks in offshore Northwest Palawan, including a 2.27% interest in the producing Galoc field, held through FEPCO; and (c) a 100% operating interest in SC 40 North Cebu held through FEPCO’s 66.67%-held subsidiary FE.

A summary of Forum Energy’s interests are as follows:

SC Block	% interest	Currently Producing
SC72 Recto Bank	70%	No
SC40 North Cebu	66.67%	No
SC14C-1 Galoc	2.27%	Yes
SC6A Octon	5.56%	No
SC6B Bonita	8.18%	No
SC14A Nido	8.46%	No*
SC14B Matinloc	12.40%	No*
SC14B-1 N. Matinloc	19.46%	No
SC14C-2 W. Linapacan	9.10%	No
SC14D Retention Area	8.16%	No
SC14 Tara	10%	No
*Ceased production on 01 April 2019.

Following is a brief description of the properties of Forum Energy together with production details where appropriate.

SC 72 Recto Bank

Forum Energy’s principal asset is a 70% participating interest in SC 72 (previously Geophysical Survey and Exploration Contract No. 101 (“GSEC101”)), a petroleum license located in the Recto Bank offshore west of Palawan Island, the Philippines. The remaining 30% of SC 72 is owned by Monte Oro Resources & Energy Inc., a company incorporated in the Philippines, who is involved in a joint venture with Forum Energy with respect to SC 72.

On February 15, 2010, the GSEC 101 licence was converted to Service Contract 72 and Forum Energy immediately conducted geological and geophysical works to further evaluate the block and to fulfill its commitment to the government. SC 72 covers 8,800 square kilometers, which is 85% of the area covered by GSEC 101.

Exploration in the area began in 1970, and in 1976, gas was discovered in the Sampaguita structure following the drilling of a well. To date, a total of three wells have been drilled at the southwest end of the structure. Two of the wells tested gas at rates warranting further exploration.

In early 2011, Forum Energy acquired 2,202 line-km of 2D seismic, gravity, and magnetic data over SC 72 to further define leads. Also, 565 square kilometers of 3D seismic data were acquired over the Sampaguita field (the “Sampaguita 3D”).

The 2D seismic data were reprocessed in 2013 and were subsequently interpreted, aided by gravity-magnetics data that were interpreted by Fugro (in 2012) and Cosine, Ltd. (in 2015). In 2015, Arex Energy produced a report on the North Bank area and estimated the prospective resources to be significant enough to continue with exploration of the concession.

SC 72 has been under Force Majeure (“FM”) since 15 December 2014 due to the West Philippine Sea maritime dispute between the Republic of the Philippines and China.  Forum Energy will have 20 months upon lifting of the FM to drill two commitment wells.  The total cost of drilling these wells depends on a number of factors, the Company’s management estimates the total work to be between US$70 million and US$100 million. It is important to note that until an agreement has been reached as anticipated under the Memorandum of Understanding (“MOU”) referred to below with a Chinese partner, Forum Energy’s share of the cost cannot be determined.

On July 12, 2016, the Permanent Court of Arbitration in The Hague ruled in favor of the Philippines against China over territorial disputes in the West Philippine Sea. Although there are ongoing discussions between the two countries, it is uncertain when or how the matter of the maritime dispute will be settled with regards to SC 72.

In October 2018, Forum Energy started the Broadband and Pre-Stack Depth Migration (“PSDM”) reprocessing of the Sampaguita 3D seismic data with DownUnder GeoSolutions (“DUG”), a company based in Perth, Australia, as contractor. The reprocessing work was completed in June 2019 and costs around US$490,000 including quality control supervision.  The 2019 work program and budget submitted to the Department of Energy of the Philippines (the “DOE”) includes 3D seismic reprocessing and seismic interpretation followed by a contingent geotechnical survey over the proposed well locations to be drilled upon lifting of the FM.

On November 20, 2018, the MOU was signed between the Philippines and China governments which aims to develop a framework for oil and gas exploration in the West Philippines Sea.

On December 21, 2018, Forum Energy through Forum (GSEC101) Limited, sent a formal request to the DOE to lift the FM imposed on SC 72.  A contingent revised work program and budget covering 2019-2020 was submitted at the same time which included drilling of two wells and the acquisition of seismic in the North Bank area.  As at the date of this Management Disucssion and Analysis, neither Forum Energy nor Forum (GSEC101) Limited have received a decision from the DOE.

In October 2019, the Philippines’ Department of Foreign Affairs (“DFA”) announced that the Philippines and China had officially convened an Intergovernmental Standing Committee that will supervise projects under the two countries’ joint oil and gas exploration in the West Philippines Sea. The DFA further announced that the Steering Committee held its first meeting in Beijing on October 28, 2019. Under the MOU, the Steering Committee will create one or more inter-Entrepreneurial Working Groups that will agree on entrepreneurial, technical and commercial aspects of cooperation on certain areas in the West Philippine Sea. China has appointed China National Offshore Oil Corporation (“CNOOC”) as representative to the Working Group(s). Forum Energy will be the representative to the Working Group that will be created for SC 72.

SC 40 North Cebu

A 100% operating interest in SC 40 is held by FEPCO’s 66.67% owned subsidiary FE.

SC 40 is located in the Visayan Basin in the central part of the Philippine Archipelago and covers an area of 340,000 hectares in the northern part of Cebu Island and adjacent offshore areas.  It contains the Libertad gas field and several other prospects.

A land gravity survey was conducted in the municipalities of Daanbantayan and Medellin from April 2 to 27, 2018. A total of 94 gravity stations were acquired at a spacing of 200m to 500m.  The survey was divided into two (2) parts: grid and traverse. The grid program was designed with the objective of locating the apex of a high trend in the Dalingding area that was identified in previous gravity surveys. The traverse program, on the other hand, aimed to define faults through forward modeling and determine whether the mapped central depression is a graben or a trough.

The interpretation of the gravity data will be carried out in two stages. The first stage is a 3D inverse grid depth modeling which was undertaken by contractor Cosine Ltd. (“Cosine”). The final report for this work was submitted in late 2018. The second stage is a detailed stratigraphic 3D multi-sectional model to be done in-house by the Forum Energy technical team under Cosine’s quality control supervision. This latter stage is ongoing. The results will be correlated later with seismic data, where possible.

SC 14 C-1 Galoc

Block C-1 Galoc has an area of 164 square kilometers and contains the producing Galoc Oil Field.

Gross production for 2018 averaged 3,198 bopd [2017 – 4,003 bopd].  FEPCO’s share is approximately 73 bopd [2017 – 91 bopd].  For the first 9 months of 2019, the average gross production was 2,039 bopd [2018 – 3,240 bopd] wherein FEPCO’s share is approximately 46 bopd [2018 – 74 bopd].

On July 12, 2018, Tamarind Galoc Pte Ltd, a subsidiary of Singapore-based Tamarind Resources, acquired Nido Petroleum’s subsidiaries Galoc Production Company WLL (GPC) and Nido Production (Galoc) Pte Ltd, giving Tamarind 55.88% equity and operatorship of the Galoc Field.

Production forecasted for 2019 is approximately 970,000 barrels of oil.  Three (3) liftings are scheduled for 2019. The first lifting was completed on January 5, 2019 with a volume of 380,512 bbls.  The second lifting was completed on June 1, 2019 with a volume of 305,697 bbls. The third and final lifting was made in November 3, 2019 with targeted volume of 307,0552 bbls.

The Consortium is determined in extending the field life and optimizing the production performance of the Galoc Field.  GPC spearheaded the fabrication of a Condensate Recovery Unit (“CRU”) that will be installed onboard the Floating Production, Storage, and Offloading (“FPSO”) tanker in 2Q 2020. The CRU  is capable of recovering 15-20 barrels of condensate for every 1 million cubic feet of gas produced, while reducing Greenhouse Gas (CO2) emissions by 20-30%.
SC 6A Octon

SC 6A Octon covers an area of 1,080 square kilometers and contains the Octon field.

In 2018, Philodrill completed the seismic interpretation/mapping work on the northern sector of the block using the PSDM volume. The evaluation focused on the Malajon, Salvacion, and Saddle Rock prospects.  The Malajon and Saddle Rock closures were previously tested by wells which encountered good oil shows in the Galoc Clastic Unit (GCU) interval.  However, no tests were conducted in this interval due to operational constraints.

The 2019 work program includes the completion of seismic attribute analysis of the North Block of SC 6A to characterize the target reservoirs and determine their distribution in terms of porosity, thickness, and lithology. Philodrill will then conduct resource analysis, including computation of reserves, and preliminary well design and cost to mature a drilling location in the area.

A potential farminee has submitted a farm-in proposal to the JV that includes the formulation of a Field Development Plan for the Octon discovery via a tieback to the Galoc Intrepid FPSO. In return for the carry up to First Oil, the farminee will earn 55.88% interest in and assume operatorship of SC 6A. Forum and PXP’s interests will be reduced to 2.45% each upon completion of the farm-in. Development of the Octon field will only be economical if tied-back to Galoc’s production facilities located just 8 km away.  A draft farm-in agreement has been prepared and currently being negotiated by the SC 6A Consortium with the farminee.

SC 6B Bonita

SC 6B Bonita covers an area of 533 square kilometers and contains the Bonita field.

An in-house evaluation completed by Operator Philodrill in early 2016 shows the East Cadlao Prospect has marginal resources which cannot be developed on a “stand-alone” basis. However, it remains prospective being near the Cadlao Field, which lies in another contract area.  In view of this, the JV has requested for the reconfiguration of SC 6B to append the Cadlao Field for possible joint development in the future.  On March 14, 2018, the DOE approved the annexation of Cadlao Block to SC 6B.

On 28 June 2018, Philodrill received DOE’s approval for the assignment of Trans-Asia’s relinquished participating interest in SC 6B to the remaining JV partners. As a result, Forum Energy’s interest in SC 6B has increased to 8.182%.

On October 17, 2019, the Farm-In Agreement (“FIA”), Deed of Assignment with transfer of operatorship from Philodrill to Manta Oil Company Ltd. (“Manta”) were approved by the DOE with the condition that Manta will be required to submit additional financial documents proving its capability to continue with the execution phase of the Cadlao Field Development before the end of the 18-month period upon approval. Cadlao has estimated Recoverable Reserves (P50) of 6.32 MMBO, while East Cadlao has estimated In-Place Prospective Reserves of 3.59 MMBO (best case).

Under the FIA, Manta will carry the JV up to First Oil to earn a 70% interest. Forum’s interest be reduced to 2.4546% upon completion of the farm-in.

SC 14A [Nido], SC 14B [Matinloc] & SC14B-1 [N. Matinloc]

Total production from the three fields for 2018 was 94,790 barrels (2017 - 125,755) for an average of 260 bopd (2017 – 345).  The portion of production attributable to Forum Energy was 9,722 barrels (2017 – 13,538).  Production in the Nido, Matinloc, and North Matinloc continued only until April 2019. From January to April 2019, the total production was 22,172 barrels [January to April 2018 – 38,671 barrels] for an average of 185 bopd [January to April 2018 – 322 bopd]. For January to April 2019, the production attributable to Forum Energy was 1,938 barrels [January to April 2018 – 4,059 barrels]. The Nido Field accounted for 93.06% of the total and the Matinloc Field contributed the remaining 6.94%.  Shell Philippines remained as the sole buyer for the crude.

In late 2018, the SC 14A and 14B joint ventures approved the plan to plug and abandon (P&A) the remaining nine (9) wells at the Nido, Matinloc, and North Matinloc Fields within the second quarter of 2019.  These fields have already reached their end of life, having been in production since the late 70’s-early 80’s.

From April to May 2019, seven (7) production wells in Nido (3 out of 5), Matinloc (3), and North Matinloc (1) were successfully plugged and abandoned. The two remaining Nido wells, A1 and A2, were only partially abandoned due to difficulties encountered during operations.  The P&A of these wells will be completed in 2020.

Partial stripping of production equipment on the AW, BW, AP, and Matinloc Platforms commenced in June 2019. The Department of National Defense-Armed Forces of the Philippines (“DND-AFP”) has indicated an interest to take-over the Nido and Matinloc Platforms in  later in 2019.  Discussions are ongoing among DOE, Philodrill and DND on the details of the planned takeover.

SC14C-2 West Linapacan

Block C-2 has an area of 176.5 square kilometers and contains the West Linapacan “A” and “B” structures.

In 2018, the JV headed by Philodrill completed mapping and interpretation work on the 3D seismic data that was reprocessed in 2014. The study focused on the West Linapacan “B” structure, which was drilled in 1991.  The JV is studying options to develop the field.

The SC 14C2 and SC 74 consortia have a joint Rock Physics and Quantitative Interpretation (QI) studies over the West Linapacan and Linapacan areas using existing 3D seismic and well data.  The initial phase was carried out and completed in June 2019 by Ikon Science in Kuala Lumpur, Malaysia.  The next phase is an Inversion Study using a pilot area of at least 30 sq. km., which was completed in October 2019. The results of this phase is being reviewed by the two consortia. It will then be decided whether or not to proceed to the next and final phase, which is the inversion of the whole 3D dataset. The total project cost will be shared 50-50 by the two consortia.

Other sub-blocks in SC6 and SC14

Forum Energy will continue to participate in these sub-blocks which are mostly in the exploration phase.

Forum Energy Objectives and Strategy

The core objective of Forum Energy is to maximize the potential of its investments and its current licences to generate income, whilst at the same time continuing to reduce administrative expenses.

Forum Energy plans to achieve this by:

●	Development of SC72
●	Continued participation in Galoc
●	Continued review of exploration blocks to identify potential drilling targets
●	Continued review of administrative expenses

Risk factors specific to Forum Energy

The Company is exposed to certain risk factors which are specific to its investment in Forum Energy.  These include the following:

●
Forum Energy’s cash inflows are dependent on the Galoc Field production and the economic life of this field is expected to end in 2021.  Forum Energy’s operations do not generate sufficient cash to fund new exploration work; therefore, in the event Forum Energy issued new capital to fund these costs, the Company’s interest in Forum Energy will be diluted.

●	Forum Energy is a closely held private company and there is a limited population of potential buyers for FEC’s relatively small interest in Forum Energy.

●	Forum Energy’s interest in its main asset SC72 could be diluted depending on the agreement reached, if any, between the Philippine and Chinese governments concerning the maritime dispute.

●	Further exploration work has to be completed on SC72 and SC40 to confirm the value of the resources within these properties.

●
In March 2017 Forum Energy, through a subsidiary, entered into an unsecured loan agreement with PXP that provides for a loan facility of up to US$6 million.   The loan facility had a term of three years and bears interest at LIBOR + 3.5% per annum.

On March 13, 2020 PXP approved an extension of the loan facility maturity date to April 16, 2020.  Subject to Forum Energy completing a fundraising plan before April 16, 2020 PXP would receive:

(a)
a partial repayment of the maturing loan principal amounting to US$431,073 together with the full payment of accrued interest from March 16, 2017 to April 15, 2020 amounting to US$957,994 be made on April 16, 2020;

(b)	a further extension of the then reduced outstanding loan principal of US$5,091,204 from 16 April 2020 to 31 December 2021; and

(c)	quarterly payments of accrued interest is to be made from 16 April 2020 onwards.

All other terms of the Loan remain unchanged.

There is no certainty that this loan facility will be renewed, in which case Forum Energy may issue new shares to settle this amount outstanding. Terms of the loan agreement do not include any right for PXP to convert an unpaid amount into new shares of Forum Energy.

For further details regarding Forum Energy, see its 2018 financial statement package at https://beta.companieshouse.gov.uk/company/05411224/filing- history

Please note that Forum Energy is not required to file its financial statement package with Companies House in the UK until September 30 following the end of its fiscal year which is December 31. Accordingly, the Forum Energy financial statement package for 2019 is not expected to be available until Q3 of 2020.

Selected Annual Financial Information
Selected Financial Data
	Year Ended 12/31/19	Year Ended 12/31/18	Year Ended 12/31/17
Revenue	$-	$-	$-
Net (loss) income	$(211,683)	$(217,665)	$1,803,036
Basic and Diluted Income (Loss) per share	$(0.00)/(0.0))	$(0.00)/(0.0))	$(0.00)/(0.0))
Dividends per share	$0.00	$0.00	$0.00
Weighted Avg. Shares O/S (’000)	409,143,765	409,143,765	409,143,765
Working Capital Deficit	$(69,208)	$181,769	$399,308
Long-Term Debt	$-	$-	$-
Shareholders’ Equity/(Deficiency)	$1,635,378	$1,847,061	$2,064,726
Total Assets	$1,757,494	$1,902,883	$2,098,671
Results of Operations
The accounts show a loss for the period ended March 31, 2020,  of $36,807 or $0.00 per share, versus a loss of $60,376, for the same period in 2019.
The difference was because of lower overall general and administration expenses.
General and Administration expense were $36,907 for the period ended March 31, 2020 versus $61,334 for the same period in 2019.  Overall expenses were lower than those experienced in the previous year.  Lower professional fees and foreign exchange losses mainly accounted for the difference.  Professional fees were $273 for the period ended March 31, 2020 versus $19,890 for the same period in the previous year due to costs resulting from a shareholder complaint.  Listing and filing fees were $3,480 for the period ended March 31, 2020 versus $3,534 for the same period in the previous year.  The difference was not significant. For the period ended March 31, 2020 foreign exchange loss was $193 versus a loss  of $4,144 for the same period in the previous year.
Balance Sheet
The Company’s current assets were $78,699 at March 31, 2020 versus $52,908 for the year ended December 31, 2019. The difference is mainly a result of the higher cash balance on March 31, 2020. The Company’s assets reflect the investment in  Forum Energy on a fair value basis. The fair value of the investment in Forum Energy is reflected at $1,665,000 or US$0.30 per share.
The investment in Forum Energy represents an investment in a private company for which there is no active market and for which there are no publicly available quoted market prices. The Company has classified its investment in Forum energy as Level 3 in the fair value hierarchy.

For purposes of determining fair value of the investment in Forum energy, the Company considered valuation techniques described in IFRS 13 – Fair Value Measurement. In respect of the investment in Forum energy, management considered the fair value of $1,665,000 to be indicative of the fair value of the investment in Forum Energy as there have been no changes in the circumstances that would change management’s assessment of fair value.
The determination of fair value was based upon the most recent third party financing that took place while SC 72 was under force majeure.

There were no transfers between level 3 and the other levels in the hierarchy during 2020 or 2019.

PROPERTY, PLANT AND EQUIPMENT
Computer Equipment	March 31, 2020
Cost
Opening Cost	$15,543
Additions	-
Ending Cost	15,543

Accumulated Depreciation
Opening Accumulated Depreciation	$(15,338)
Charge for the year	(16)
Ending Accumulated Depreciation	(15,354)

Carrying Value	$189
Summary of Quarterly Results
Selected Financial Data
(in ‘000, except EPS)
	1st Qtr 20	4th Qtr 19	3rd Qtr 19	2nd Qtr 19	1st Qtr 19	4th Qtr 18	3rd Qtr 18	2nd Qtr 18
(Loss) Income	(37)	(55)	(47)	(50)	(60)	(75)	(47)	(53)
Basic and Diluted Loss per share	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Liquidity

The Company’s working capital position at March 31, 2020 was $(110,969) versus $(69,208) at December 31, 2019 and shareholders’ equity was $1,598,571 at March 31, 2020 (December 31, 2019: $1,635,378).

Management considers that the current economic environment is difficult and the outlook for oil and gas exploration companies presents significant challenges in terms of raising funds through issuance of shares. In the past to the extent necessary, the Company has relied on its ability to raise funds via dispositions of quantities of its shareholdings in Forum Energy to PXP under terms that are consistent with the best interests of all shareholders, in order to finance its operations.
Management currently believes that it is in the best interest of all shareholders that management explores the issuance of new shares or debt to fund its future operations.
The Company is not required to contribute any capital to any of the projects in which it has an indirect or direct interest.

Cash used in operating activities for the period ended March 31, 2020 was $114,274 versus $59,510 for the same period in 2019 mainly as a result of the differences described  above.

Cash provided by financing activities was $145,030 for the period ended March 31, 2020 versus $Nil for the same period in the previous year.  The increase in  deferred transaction costs related to the Company’s previously announced Rights Offering offset by the loan of $150,000 from PXP accounted for the difference.

Capital Resources
Since the Company has no revenue, the Company will need to continue to raise funds through either debt, equity or the sale of assets in order to continue its operations or participate in other projects.  The Company currently has no plans to sell any more of its Forum Energy shares and will be reliant on debt or equity issuances for future funding requirements.
Since the delisting of FEP from the London Stock Exchange, there is no liquidity via a public market for the FEP shares.  As the Company is wholly reliant on the information disclosed by PXP concerning the business of FEP, the Company may not be able to obtain information necessary to facilitate a wider sales process and may be reliant on significant shareholders of PXP for the disposition of any of its FEP shares.  Management has looked at all options including raising funds to operate and participate in future FEP financings by way of debt or equity financings.  Given the current share price of the Company, and given that any external financings may have been extremely dilutive, the Company has announced that it is undertaking a rights offering to raise funds to sustain operations however there can be no assurance that the rights offering will be successful.
On January 22, 2020, the Company received $150,000 from its parent company, PXP Energy Corporation, as a working capital loan. The loan is non-interest bearing, unsecured and due on demand.
On April 14, 2020 FEP completed a fund raising of US $2,500,000 which was achieved by FEP issuing new shares at a price of US $0.30 each.

In advance of FEC’s upcoming Rights Offering, PXP paid FEC’s share of FEP’s financing thus allowing FEC to maintain its 6.8% interest in FEP at a cost of approximately US$170,000.

Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements in existence as of this date.
Transactions with Related Parties
During the period ended March 31, 2020, general and administrative expenses included key management personnel compensation totaling $12,000 (2019: $12,000).
On January 22, 2020, the Company received $150,000 from its parent company, PXP Energy Corporation, as a working capital loan. The loan is non-interest bearing, unsecured and due on demand.

Critical Accounting Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income/loss in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

The determination of the fair value of the Company’s investment in Forum energy is a significant accounting estimate.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements within the next financial year are discussed below:

i) Investments in Associates

The Company periodically or when circumstances change, reviews its investments in its associates to ascertain whether it has maintained significant influence over these investments and also, reviews whether there exists any evidence that the investments in associates are required to be impaired.

ii) Deferred tax assets and liabilities
Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities and contingencies for anticipated tax audit issues based on our current understanding of the tax law. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. The Company believes it has adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

Standards, Amendments and Interpretations Not Yet Effective

The Company has prepared its financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The financial statements have been prepared in accordance with IFRS standards and interpretations effective as of March 31, 2020.

Financial Instruments and Risk Management

The Company is exposed through its operations to the following financial risks:

-	Market Risk
-	Credit Risk
-	Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout this management discussion and analyis.

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, polices and processes for managing those risks or the methods used to measure them from previous years unless otherwise stated in the note.

General Objectives, Policies and Procedures

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function. The Board of Directors receive quarterly reports from the Company’s Chief Financial Officer through which it reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. Further details regarding these policies are set out below.

a)	Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices are comprised of foreign currency risk, interest rate risk and equity and commodity price risk.

Foreign currency exchange risk
The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company’s cash is kept in U.S. dollars.  As at March 31, 2020 , the Company had an insignificant amount of cash denominated in Canadian dollars that was subject to exchange rate fluctuations between the Canadian dollar and the U.S. dollar. As at March 31, 2020, the Company held financial liabilities of $16,664 that are denominated in Canadian dollars that would be subject to exchange rate fluctuations between Canadian dollars and U.S. dollars.

b)	Credit risk
The Company maintains cash deposits in one chartered Canadian bank which, from time to time, exceed the amount of depositors insurance available in each respective account.  Management assesses the financial condition of this bank and believes that the possibility of any credit loss is minimal. The maximum exposure of credit risk is the Company’s cash deposit $73,304 (December 31, 2019: $42,548) and receivables of $1,288 (December 31, 2019: $3,072).

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.  The Company does not generate cash from operations but rather, the Company will, from time to time, issue shares via equity placements, borrow funds from an affiliated company or undertake to sell a portion of its investment in the shares of Forum Energy should it be necessary to raise funds.

At this time, the Company has no new business plans and if it continues to act as a holding company of Forum Energy shares, there is a risk it will receive no return from that investment unless alternate sources of funding are found.

The Company manages liquidity by maintaining cash balances available to meet its anticipated operational needs. Liquidity requirements are managed based on expected cash flow to ensure that there is adequate capital to meet short-term and long-term obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its growth plans. At March 31, 2020 the Company’s accounts payable and accrued liabilities were $39,668, all of which fall due for payment within twelve months of the date of the statement of financial position.  In addition, the Company owed $150,000 as a result of a loan from PXP.  The loan is non-interest bearing, unsecured and due on demand.

The carrying values of accounts payable and accrued liabilities and short term loans approximate their fair values due to the relatively short periods to maturity of the instruments.

d)	Dilution risk

As discussed elsewhere in this MD&A, there is a risk of continued dilution of the Company’s interest in Forum Energy should it either need to sell shares of Forum Energy to raise operating funds, or not participate in any future share issuance financings undertaken by Forum Energy.  Currently there are no plans to sell any of the Company’s Forum Energy shares to fund opertations.  There is a risk that shareholders may be diluted should the Company need to raise additional operating funds through debt or equity financings.

On April 14, 2020 Forum Energy completed a fund raising of US $2,500,000 which was achieved by Forum Energy issuing new shares at a price of US $0.30 each.

In advance of FEC’s upcoming Rights Offering, PXP paid FEC’s share of Forum Energy’s financing thus allowing FEC to maintain its 6.8% interest in Forum Energy at a cost of approximately US$170,000.

Other Risk Factors

As a holding company with an interest in Forum Energy, the Company’s business is indirectly subject to risks inherent in oil and gas exploration and development operations. In addition, there are risks associated with Forum Energy’s stage of operations and the foreign jurisdiction in which it or Forum Energy may operate or invest. The Company has identified certain risks pertinent to its investment including: exploration and reserve risks, uncertainty of reserve estimates, ability to exploit successful discoveries, drilling and operating risks, title to properties, costs and availability of materials and services, capital markets and the requirement for additional capital, market perception, loss of or changes to production sharing, joint venture or related agreements, economic and sovereign risks, possibility of less developed legal systems, corporate and regulatory formalities, environmental regulation, reliance on strategic relationships, market risk, competition, dependence on key personnel, volatility of future oil and gas prices and foreign currency risk.

Since the delisting of FEP from the London Stock Exchange, there is no liquidity via a public market for the FEP shares.  As the Company is wholly reliant on the information disclosed by PXP concerning the business of FEP, the Company may not be able to obtain information necessary to facilitate a wider sales process and may be reliant on significant shareholders of PXP for the disposition of any of its FEP shares.  Management has looked at all options including raising funds to operate and participate in future FEP financings by way of debt or equity financings.  Given the current share price of the Company, and given that any external financings may have been extremely dilutive, the Company has announced that it is undertaking a rights offering to raise funds to sustain operations however there can be no assurance that the rights offering will be successful.
Capital Management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, to provide an adequate return to shareholders.

The capital of the Company consists of the items included in shareholders’ equity and cash net of debt obligations.  On March 31, 2020,  the Company had short term debt in the amount of $150,000 and subsequent to quarter end received an advance against its upcoming Rights Offering in the amount of $170,000 to maintain its 6.8% interest in Forum Energy. The Company’s Board of Directors approves management’s annual capital expenditures plans and reviews and approves any material debt borrowing plans proposed by the Company’s management.

As at March 31, 2020, the company had no externally imposed capital requirements nor were there any changes in the company’s approach to capital management during the year.

General and administration

The following table shows the detailed breakdown of the components of general and administration expenditures.
General and administrative expenses include	March 31, 2020	March 31, 2019
Professional fees	$273	$19,890
Bank charges	1,006	1,024
Listing and filing fees	3,480	3,534
Office and miscellaneous	4,784	5,720
Consulting (Note 6)	27,155	27,000
Amortization	16	22
Foreign exchange	193	4,144
	$36,907	$61,334

Other MD&A Requirements
Disclosure of Outstanding Share Data
As At March 31, 2020
(a)	Authorized and issued share capital:
Class	Par Value	Authorized	Number Issued and Outstanding as at March 31, 2020	Number Issued and Outstanding as at December 31, 2019
Common Shares	NPV	Unlimited	409,143,765	409,143,765
Preferred Shares (convertible redeemable voting)	NPV	Unlimited	None	None
(b)	Summary of Options and Warrants outstanding as at March 31, 2020.
There were no options outstanding as at March 31, 2020.  There were no warrants outstanding as at March 31, 2020.

Additional information on the Company is available at www.sedar.com.
Outlook
SC 72 is located in an area which is subject to a maritime dispute between the Chinese and the Philippine governments, thus Forum Energy has been unable to proceed with the SC 72 exploration work programme.  On March 4, 2015 the DOE imposed a FM on SC 72 in light of the initiation of an United Nations arbitration process between the Republic of Philippines and the People’s Republic of China.

Under the terms of the FM, all exploration work at SC 72 is immediately suspended (effective from December 15, 2014) until the DOE notifies the Company that it may commence drilling.  As a result, the second sub-phase of SC 72 was put on hold until further notice.

The terms of the second sub-phase and all subsequent sub-phases will be extended by the term of the FM.
On November 20, 2018, a MOU was signed between the Philippines and China governments which aims to develop a framework for oil and gas exploration  in the West Philippines Sea.  Whilst this is a positive development at this time SC 72 remains subject to the FM order.
On December 21, 2018, Forum Energy  through Forum (GSEC 101) Limited sent a formal request to the DOE to lift the FM imposed on SC 72.  A contingent revised work program and budget covering 2019 - 2020 was submitted at the same time which included drilling of two wells and the acquisition of 3D seismic data in the North Bank area.  The outcome is unknown as at the date of this amended MD&A.
Forum Energy anticipates lower revenues from the Galoc oil field due to the Galoc-4 shut-in and normal decline in production of other wells as Galoc reaches its end of life.  The recent collapse in the price of oil will affect profitability and revenues for the coming months and until oil prices rebound.  At the beginning of the year Forum Energy anticipated Galoc would be profitable for another 2 to 3 years.  The Galoc field may yet go into Phase III development in the near future.  However, this remains a contingent programme.  Until production from Galoc-4 is reactivated, oil prices rebound and the consortium decides to go ahead with the approved work program Phase III will remain on hold.  To date there has been no update on whether it will proceed or not.
As was highlighted in the latest audited financial statements, the Company has limited cash resources and will require additional capital to allow it to continue to trade or invest in new projects. The Company is currently undertaking a rights offering and on January 22, 2020, the Company received $150,000 from its parent company, PXP Energy Corporation, as a working capital loan. The loan is non-interest bearing, unsecured and due on demand.
On April 14, 2020 Forum Energy completed a fund raising of US $2,500,000 which was achieved by Forum Energy issuing new shares at a price of US $0.30 each.

In advance of FEC’s upcoming Rights Offering, PXP Energy Corporation paid FEC’s share of Forum Energy’s financing thus allowing FEC to maintain its 6.8% interest in Forum Energy at a cost of approximately US$170,000.
Looking Forward
This discussion contains "forward looking statements" as per Section 21E of the US Securities and Exchange Act of 1934, as amended.  Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.  Management is currently reviewing many options and there is no assurance that they will not make decisions other than those now contemplated.  The Company is subject to political risks and operational risks identified in documents filed with the Securities and Exchange Commission, including changing and depressed oil prices, unsuccessful drilling results, change of government and political unrest in its main area of operations.

Exhibit 2
FEC RESOURCES INC.
Condensed Interim Financial Statements

For the three months ended March 31, 2020
(Expressed in United States dollars)
Unaudited

FEC RESOURCES INC.
CONDENSED STATEMENT OF FINANCIAL POSITION
Expressed in United States Dollars
UNAUDITED

As at	March 31, 2020	December 31, 2019
ASSETS

Current assets
Cash	$73,304	$42,548
Receivables	1,288	3,072
Prepaid expenses	4,107	7,288
	$78,699	52,908
Non-current assets
Deferred transaction costs (Note 11)	44,351	39,381
Equipment	189	205
Investment in Forum Energy Limited (Note 9)	1,665,000	1,665,000
	$1,788,239	$1,757,494

LIABILITIES

Current liabilities
Trade and accrued payables	$39,668	$122,116
Short term loans (Note 6)	150,000	-
	189,668	122,116

Shareholders’ Equity
Share capital (Note 5)	16,732,397	16,732,397
Contributed surplus (Note 5)	3,058,063	3,058,063
Deficit	(18,191,889)	(18,155,082)
	1,598,571	1,635,378
	$1,788,239	$1,757,494

SIGNED ON BEHALF OF THE BOARD OF DIRECTORS BY:

“Paul Wallace”              “Lyle Brown”
Director  Director

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
CONDENSED STATEMENTS OF COMPREHENSIVE LOSS
Expressed in United States Dollars
UNAUDITED

	Three Month Period Ended
	March 31, 2020	March 31, 2019
General and administration expenses
General and administration (Note 7)	$36,907	$61,334
Operating loss	(36,907)	(61,334)
Interest income	100	958
Net and Comprehensive loss	$(36,807)	$(60,376)

Earnings (loss) per common share
- Basic and diluted	$0.00	$0.00

The accompanying notes to the condensed interim financial statements are an integral part of these statements.

FEC RESOURCES INC.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
Expressed In United States Dollars
UNAUDITED

For the three months ended March 31, 2020

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2020	$16,732,397	$3,058,063	$(18,155,082)	$1,635,378
Total comprehensive loss for the period	-	-	(36,807)	(36,807)
Balance March 31, 2020	$16,732,397	$3,058,063	(18,191,889)	$1,598,571

For the three months ended March 31, 2019

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2019	$16,732,397	$3,058,063	$(17,943,399)	$1,847,061
Total comprehensive loss for the period	-	-	(60,376)	(60,376)
Balance March 31, 2019	$16,732,397	$3,058,063	$(18,003,775)	$1,786,685

The accompanying notes to the condensed interim financial statements are an integral part of these statements.

FEC RESOURCES INC.
CONDENSED STATEMENTS OF CASH FLOWS
Expressed in United States Dollars
UNAUDITED

	For the three months ended
	March 31, 2020	March 31, 2019

Cash provided by (used in)
OPERATING ACTIVITIES
Net loss for the period	$(36,807)	$(60,376)

Non-cash items included in loss
Amortization	16	22
	(36,791)	(60,354)
Changes in working capital related to operating activities
Receivables	1,784	(123)
Prepaid expenses	3,181	2,815
Accounts payable and accrued liabilities	(82,448)	(1,848)
Net cash used by operating activities	(114,274)	(59,510)

FINANCING ACTIVITIES
Deferred transaction costs	(4,970)	-
Short term loans	150,000	-
Net cash provided by financing activities	145,030	-

Net (decrease) increase in cash	30,756	(59,510)
Cash – beginning of the period	42,548	228,991
Cash – end of the period	$73,304	$169,481

The accompanying notes to the condensed interim financial statements are an integral part of these statements.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
For the three months ended March 31, 2020
(Expressed in United States Dollars)

Note 1    Corporate Information

FEC Resources Inc. (“FEC” or the “Company”) was incorporated under the laws of Alberta, Canada and is a holding Company with an interest in Forum Energy Limited (“FEP”).  The Company is listed in the United States on the OTC Pink (“OTC Pink”), having the symbol FECOF.

At March 31, 2020, the Company has a 6.8% interest in FEP.

The principal address of the Company is Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, BC, V6C 2B5. The Company’s ultimate parent company is PXP Energy Corporation (formerly Philex Petroleum Corporation) (“PXP”) with a registered office at 2/F LaunchPad Reliance corner Sheridan Streets, Mandaluyong City, Philippines 1550.

Note 2    Basis of Preparation

a)	Statement of Compliance

These condensed interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  The financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and have been prepared using the same accounting policies and methods as were used for the Company’s Annual Financial Statements for the year ended December 31, 2019.  These condensed interim financial statements should be read in conjunction with the Company’s annual financial statements dated December 31, 2019.

The condensed interim financial statements were authorized for issue by the Board of Directors on May 29, 2020.

b)	Basis of Measurement

The financial statements have been prepared on a historical cost basis and are presented in United States dollars, which is also the Company’s functional currency.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates.  It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
For the three months ended March 31, 2020
(Expressed in United States Dollars)

Note 2    Basis of Preparation (continued)

c)	Nature of Operations and Going Concern

As a holding company with an interest in FEP, the Company’s business is indirectly subject to risks inherent in oil and gas exploration and development operations. In addition, there are risks associated with FEP’s stage of operations and the foreign jurisdiction in which it or FEP may operate or invest. The Company has identified certain risks pertinent to its investment including: exploration and reserve risks, uncertainty of reserve estimates, ability to exploit successful discoveries, drilling and operating risks, title to properties, costs and availability of materials and services, capital markets and the requirement for additional capital, market perception, loss of or changes to production sharing, joint venture or related agreements, economic, political and sovereign risks, possibility of less developed legal systems, corporate and regulatory formalities, environmental regulation, reliance on strategic relationships, market risk, competition, dependence on key personnel, volatility of future oil and gas prices and foreign currency risk.  The Company has an accumulated deficit since inception of $18,191,889.
Management considers that the current economic environment is difficult and the outlook for holding companies invested in oil and gas exploration companies presents significant challenges in terms of raising funds through issuance of shares. To the extent necessary, the Company has relied on its ability to raise funds via dispositions of quantities of its shareholdings in FEP to PXP under terms that are consistent with the best interests of shareholders, in order to finance its operations. The Company has been successful in disposing quantities of its shareholdings in FEP in previous fiscal years. However, there can be no assurance the Company will continue to be able to dispose of quantities of its shares in FEP under suitable terms.  Currently management has no plans to sell any additional FEP shares.

Since the delisting of FEP from the London Stock Exchange, there is no liquidity via a public market for the FEP shares.  As the Company is wholly reliant on the information disclosed by PXP concerning the business of FEP, the Company may not be able to obtain information necessary to facilitate a wider sales process and may be reliant on significant shareholders of PXP for the disposition of any of its FEP shares.  Management has looked at all options including raising funds to operate and participate in future FEP financings by way of debt or equity financings.  Given the current share price of the Company, and given that any external financings may have been extremely dilutive, the Company has announced that it is undertaking a rights offering to raise funds to sustain operations however there can be no assurance that the rights offering will be successful.

Management has concluded that the combination of these circumstances gives rise to a material uncertainty that casts substantial doubt on the ability of the Company to continue as a going concern; therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
For the three months ended March 31, 2020
(Expressed in United States Dollars)

Note 3       Summary of Significant Accounting Policies and Critical Accounts Estimates and Judgments

These interim condensed financial statements have been prepared using the same accounting policies and methods of computation as the annual financial statements for the year ended December 31, 2019. In addition, these interim condensed financial statements have been prepared using the same critical accounting estimates and judgments as the annual financial statements for the year ended December 31, 2019. Accordingly, the interim condensed financial statements should be read in conjunction with the financial statements for the year ended December 31, 2019.

Note 4    Standards, Amendments and Interpretations

The Company has prepared its financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The financial statements have been prepared in accordance with IFRS standards and interpretations effective as of March 31, 2020.

Note 5    Share Capital

a)	Authorized:

The Company is authorized to issue an unlimited number of common shares without par value; and

The Company is authorized to issue an unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value.

Issued:

Common Shares	Number	Amount
Balance March 31, 2020 and December 31, 2019	409,143,765	$16,732,397

No preferred shares have been issued since the Company’s inception.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
For the three months ended March 31, 2020
(Expressed in United States Dollars)

Note 5    Share Capital (continued)

b)	Nature and Purpose of Equity and Reserves

The reserves recorded in equity on the Company’s balance sheet include Contributed Surplus and Deficit.

Contributed Surplus is used to recognize the value of stock option grants prior to exercise.

Deficit is used to record the Company’s change in deficit from earnings and losses from period to period.

Note 6    Related Party Transactions and Balances

During the three-month period ended March 31, 2020 general and administrative expenses included key management personnel compensation totaling $12,000 (2019: $12,000)

On January 22, 2020, the Company received $150,000 from its parent company, PXP Energy Corporation, as a working capital loan. The loan is non-interest bearing, unsecured and due on demand.

Note 7    General and Administrative Expenses

	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019
Professional fees	$273	$19,890
Bank charges	1,006	1,024
Listing and filing fees	3,480	3,534
Office and miscellaneous	4,784	5,720
Consulting (Note 6)	27,155	27,000
Amortization	16	22
Foreign exchange	193	4,144
	$36,907	$61,334

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
For the three months ended March 31, 2020
(Expressed in United States Dollars)

Note 8    Loss Per Share

Weighted Average Number of Common Shares

	March 31, 2020	March 31, 2019
Weighted average number of common shares (basic and diluted)	409,143,765	409,143,765

Note 9    Investment in FEP

i)	Investment in FEP

The investment in FEP is summarized as follows:

Balance March 31, 2020 and December 31, 2019	5,550,200	$1,665,000

As at March 31, 2020 the Company’s interest in FEP was 6.80% (December 31, 2019 – 6.80%).
FEP’s assets consist of interests in various petroleum service contracts (SC) in the Philippines, the most significant of which in terms of Prospective Resources is SC 72. On March 2, 2015, the Philippine Department of Energy (“DOE”) granted a force majeure on SC 72 because the contract area falls within the territorial disputed area of the West Philippine Sea. Under the terms of the force majeure, all exploration work at SC 72 was immediately suspended until the DOE notifies FEP that it re-commences exploration. As at March 31, 2020, the force majeure remains effective.

On April 14, 2020 FEP completed a fund raising of US $2,500,000 which was achieved by FEP issuing new shares at a price of US $0.30 each.

In advance of FEC’s upcoming Rights Offering (Note 11), PXP paid FEC’s share of FEP’s financing thus allowing FEC to maintain its 6.8% interest in FEP at a cost of approximately US$170,000.
Determination of fair value
The investment in FEP represents an investment in a private company for which there is no active market and for which there are no publicly available quoted market prices.   The Company has classified its investment in FEP as Level 3 in the fair value hierarchy.

For purposes of determining fair value of the investment in FEP, the Company considered valuation techniques described in IFRS 13 – Fair Value Measurement. In respect of the investment in FEP, management considered the fair value of $1,665,000 to be indicative of the fair value of the investment in FEP as there have been no material changes in the circumstances that would change management’s assessment of fair value.

There were no transfers between level 3 and the other levels in the hierarchy during the period ended March 31, 2020.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
For the three months ended March 31, 2020
(Expressed in United States Dollars)

Note 10   Segmental Reporting

The Company has one reportable operating segment which is primarily the business of exploration and development of oil and gas and other mineral related opportunities, through companies in which the Company invests.

Note 11   Rights Offering

The Company announced on December 18, 2019 that its Board of Directors has approved an offering to its existing shareholders (the "Rights Offering") of transferrable rights ("Rights") to purchase additional common shares of the Company ("Common Shares") to raise gross proceeds of up to approximately US$1,841,147. In connection with the Rights Offering, the Company has filed with the U.S. Securities & Exchange Commission a registration statement on Form F-1 (the "Registration Statement") and prospectus (the "Prospectus") for the issuance of the Rights and Common Shares pursuant to the Rights Offering.

Once the Registration Statement relating to the Rights Offering is effective, the Company will distribute to each eligible holder of its Common Shares forty (40) Rights for every twenty (20) Common Shares held as of the record date (the "record Date"), which date will be determined once the Registration Statement is effective. Each Right is to entitle the holder thereof to purchase one (1) Common Share at a price of US$0.00225 per Common Share (the "Subscription Price"). The Subscription Price was determined by the Directors by reference to the recent trading activity of the Company's Common Shares. The Company will not issue any fractional Common Shares in the Rights Offering, and all exercises of Rights will be rounded to the nearest whole Common Share. In addition, the Company will not issue fractional Rights or pay cash in lieu of fractional Rights.

The Rights may be exercised at any time during the subscription period, which period will be determined once the Registration Statement is effective. The Rights will expire if they are not exercised during the Rights Offering subscription period, unless the Company extends the Rights Offering subscription period.

Note 12   Subsequent Events

On April 14, 2020, FEC participated in a share offering by FEP which allowed FEC to maintain its 6.8% interest in FEP at a cost of approximately US$170,000.  The purchase was financed by PXP in advance of FEC’s upcoming Rights Offering (Note 11). FEP raised US $2,500,000 through the issuance of 8,333,330 shares at a price of US $0.30 each.

Exhibit 3
FORM 52-109FV2 CERTIFICATION OF
INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, Paul Wallace, President and Chief Executive Officer of FEC Resources Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of FEC Resources Inc. (the “issuer”) for the interim period ended March 31, 2020.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 29, 2020

“Paul Wallace”
Paul Wallace
President and Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of
i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the  ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exhibit 4

FORM 52-109FV2 CERTIFICATION OF
INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, Paul Wallace, Chief Financial Officer of FEC Resources Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of FEC Resources Inc. (the “issuer”) for the interim period ended March 31, 2020.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 29, 2020

“Paul Wallace”
Paul Wallace
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of
i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the  ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exhibit 5
FEC HEADQUARTERS
Vancouver, British Columbia
    E-mail: info@FECResources.com
Website: http://www.FECResources.com

FEC REPORTS ON FORUM ENERGY FINANCING

Dateline: Vancouver, British Columbia
Ticker: “FECOF”
Date: April 14, 2020

FEC RESOURCES INC. (PINK: FECOF) (“FEC”) is pleased to announce that on April 14, 2020 Forum Energy Limited (“FEL”) completed a fund raising of US $2,500,000 which was achieved by FEL issuing new shares at a price of US $0.30 each.

FEC was able to participate in the FEL fund raising thereby maintaining its 6.8% interest in FEL at a cost of approximately US$170,000.

The Company is grateful to PXP Energy Inc. (“PXP”) who advanced the approximately US $170,000 directly to FEL on FEC’s behalf.  The advance from PXP is considered an advance against our upcoming stock rights offering (“SRO”) which is still awaiting final SEC approval.  The advance will therefore be settled by the issuance of new common shares from treasury at the same price as the final SRO price.

Paul Wallace, CEO of FEC stated “As I am sure all shareholders will appreciate, the current environment in the United States makes the timing of the launch of our SRO and the issuance of the shares referred to above uncertain.”

On behalf of the Board of,
FEC Resources Inc.
Paul Wallace
Director
For more information please e-mail info@FECResources.com or visit the FEC Resources website at www.FECResources.com
Forward-Looking Statements
FEC cautions that this release contains forward-looking statements, including, without limitation, statements relating to the terms and completion of the Rights Offering. These forward-looking statements are based on management’s current expectations and involve a number of risks and uncertainties, including, among other things, the effectiveness of the Registration Statement related to the Rights Offering; our ability to continue as a going concern; our ability to obtain and maintain sufficient financing to provide liquidity to meet our business objectives. If one or more of these risks or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see FEC’s filings with the Securities and Exchange Commission, including our most recent annual report on Form 20-F and quarterly report on Form 6-K.  FEC cautions not to place undue reliance on these forward-looking statements, which speak only as of the date of this release, and undertakes no obligation to update or revise any forward-looking statement, except to the extent required by applicable law.

Exhibit 6

Computershare
510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

April 16, 2020

To: All Canadian Securities Regulatory Authorities

Subject: FEC RESOURCES INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 11, 2020
Record Date for Voting (if applicable) :	May 11, 2020
Beneficial Ownership Determination Date :	May 11, 2020
Meeting Date :	June 15, 2020
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	**CUSIP Number**	**ISIN**
COMMON	30246X108	CA30246X1087

Sincerely,

Computershare
Agent for FEC RESOURCES INC.

Exhibit 7
FEC RESOURCES INC.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the shareholders of FEC Resources Inc. (the "Corporation") will be held at Suite 205 -1095 Pender Street West, Vancouver, British Columbia, V6E 2M6, on Monday, June 15, 2020, at the hour of 11:00 a.m., (Vancouver time) (the “Meeting”), for the following purposes:
1.
To receive the report of the directors to the shareholders and the consolidated financial statements of the Corporation together with the Auditors’ Report thereon for the financial year ended December 31, 2019;

2.	To appoint the auditors for the ensuing year and to authorize the directors fix the remuneration to be paid to the auditors;
3.	To set the number of directors of the Board at three (3);
4.	To elect the directors for the ensuing year; and
5.	To transact such further or other business as may properly be brought before the meeting or any adjournments thereof.
CAUTION CONCERNING COVID-19 OUTBREAK
At the date of this Notice and the accompanying information circular (“Information Circular”) it is the intention of the Corporation to hold the Meeting at the location stated above in this Notice. We are continuously monitoring development of current coronavirus disease 2019 (“COVID-19”) outbreak. In light of the rapidly evolving public health guidelines related to COVID-19, we ask shareholders to consider voting their shares by proxy and not attend the meeting in person. Those shareholders who do wish to attend the Meeting in person, should carefully consider and follow the instructions of the federal Public Health Agency of Canada available at: https://www.canada.ca/en/public-health/services/diseases/coronavirus-disease-covid-19.html. We ask that shareholders also review and follow the instructions of any regional health authorities of the Province of British Columbia, including the Vancouver Coastal Health Authority, the Fraser Health Authority and any other health authority holding jurisdiction over the areas you must travel through to attend the Meeting. Please do not attend the Meeting in person if you are experiencing any cold or flu-like symptoms, or if you or someone with whom you have been in close contact has travelled to/from outside of Canada within the 14 days immediately prior to the Meeting. All shareholders are strongly encouraged to vote by submitting their completed form of proxy (or voting instruction form) prior to the Meeting by one of the means described in the Information Circular accompanying this Notice.
The Corporation reserves the right to take any additional pre-cautionary measures deemed to be appropriate, necessary or advisable in relation to the Meeting in response to further developments in the COVID-19 outbreak, including: (i) holding the Meeting virtually or by providing a webcast of the Meeting; (ii) hosting the Meeting solely by means of remote communication; (iii) changing the Meeting date and/or changing the means of holding the Meeting; (iv) denying access to persons who exhibit cold or flu-like symptoms, or who have, or have been in close contact with someone who has, travelled to/from outside of Canada within the 14 days immediately prior to the Meeting; and (v) such other measures as may be recommended by public health authorities in connection with gatherings of persons such as the Meeting. Should any such changes to the Meeting format occur, the Corporation will announce any and all of these changes by way of news release, which will be filed under the Corporation’s profile on SEDAR as well as on our Corporation website at http://www.fecresources.com/. We strongly recommend you check the Corporation’s website prior to the Meeting for the most current information. IN THE EVENT OF ANY CHANGES TO THE MEETING FORMAT DUE TO THE COVID‑19 OUTBREAK, THE CORPORATION WILL NOT PREPARE OR MAIL AN AMENDED NOTICE, INFORMATION CIRCULAR  OR MEETING MATERIALS.
DATED at Vancouver on May 11, 2020.
By Order of the Board of Directors
Signed “Paul Wallace”
Chairman, President, Chief Executive
Officer and Chief Financial Officer

Exhibit 8
FEC RESOURCES INC.
INFORMATION CIRCULAR
(As of May 11, 2020, except as indicated)
SOLICITATION OF PROXIES
This information circular (“Information Circular”) is furnished in connection with the solicitation of proxies by the management of FEC Resources Inc. (the "Corporation") for use at the Annual General Meeting of the Corporation to be held on Monday, June 15, 2020 and at any adjournment thereof (the “Meeting”) at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  Unless the context otherwise requires, references to the Corporation include the Corporation and its subsidiaries.  The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Corporation.  The cost of solicitation will be borne by the Corporation.
Unless otherwise stated the information herein is given as of May 11, 2020.
CAUTION CONCERNING COVID-19 OUTBREAK
At the date of this Notice and the accompanying information circular (“Information Circular”) it is the intention of the Corporation to hold the Meeting at the location stated above in this Notice. We are continuously monitoring development of current coronavirus disease 2019 (“COVID-19”) outbreak. In light of the rapidly evolving public health guidelines related to COVID-19, we ask shareholders to consider voting their shares by proxy and not attend the meeting in person. Those shareholders who do wish to attend the Meeting in person, should carefully consider and follow the instructions of the federal Public Health Agency of Canada available at: https://www.canada.ca/en/public-health/services/diseases/coronavirus-disease-covid-19.html. We ask that shareholders also review and follow the instructions of any regional health authorities of the Province of British Columbia, including the Vancouver Coastal Health Authority, the Fraser Health Authority and any other health authority holding jurisdiction over the areas you must travel through to attend the Meeting. Please do not attend the Meeting in person if you are experiencing any cold or flu-like symptoms, or if you or someone with whom you have been in close contact has travelled to/from outside of Canada within the 14 days immediately prior to the Meeting. All shareholders are strongly encouraged to vote by submitting their completed form of proxy (or voting instruction form) prior to the Meeting by one of the means described in the Information Circular accompanying this Notice.
The Corporation reserves the right to take any additional pre-cautionary measures deemed to be appropriate, necessary or advisable in relation to the Meeting in response to further developments in the COVID-19 outbreak, including: (i) holding the Meeting virtually or by providing a webcast of the Meeting; (ii) hosting the Meeting solely by means of remote communication; (iii) changing the Meeting date and/or changing the means of holding the Meeting; (iv) denying access to persons who exhibit cold or flu-like symptoms, or who have, or have been in close contact with someone who has, travelled to/from outside of Canada within the 14 days immediately prior to the Meeting; and (v) such other measures as may be recommended by public health authorities in connection with gatherings of persons such as the Meeting. Should any such changes to the Meeting format occur, the Corporation will announce any and all of these changes by way of news release, which will be filed under the Corporation’s profile on SEDAR as well as on our Corporation website at http://www.fecresources.com/. We strongly recommend you check the Corporation’s website prior to the Meeting for the most current information. IN THE EVENT OF ANY CHANGES TO THE MEETING FORMAT DUE TO THE COVID‑19 OUTBREAK, THE CORPORATION WILL NOT PREPARE OR MAIL AN AMENDED NOTICE, INFORMATION CIRCULAR  OR MEETING MATERIALS.

There is enclosed herewith a form of proxy for use at the Meeting.  Each holder (“Shareholder”) of common shares of the Corporation (“Common Shares”) who is entitled to attend and vote at the Meeting is urged to vote by proxy on matters to be considered.
APPOINTMENT AND REVOCATION OF PROXIES
An instrument appointing a proxy shall be in writing and shall be executed by the registered Shareholder (“Registered Shareholder”) or his attorney authorized in writing or, if the Registered Shareholder is a company, by an officer or attorney thereof duly authorized.
Those Registered Shareholders desiring to be represented by proxy at the Meeting must deposit their forms of proxy with COMPUTERSHARE INVESTOR SERVICES INC. at its offices at, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 not less than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting, or any adjournment thereof, or with the chairman of such Meeting on the day of the Meeting or any adjournment thereof, prior to the use thereof at the Meeting, or any adjournment thereof.  A proxy must be executed by the Shareholder or his attorney authorized in writing, or if the Shareholder is a corporation, under its seal or by an officer or attorney thereof duly authorized.  A proxy is valid only at the meeting in respect of which it is given or any adjournment of that meeting.
The persons named in the Instrument of Proxy accompanying this Information Circular are either officers, directors or consultants of the Corporation.  A Registered Shareholder submitting an Instrument of Proxy shall have the right to appoint a person to represent the Registered Shareholder at the Meeting other than the person(s) designated in the Instrument of Proxy furnished by the Corporation.  To exercise this right, the Shareholder must either insert the name of the desired representative in the blank space provided in the Instrument of Proxy and strike out the other names or submit another proper form of proxy.  An Instrument of Proxy will not be valid unless it is deposited at the offices of Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, not less than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting, or any adjournment thereof, or with the chairman of such Meeting on the day of the Meeting or any adjournment thereof, prior to the use thereof at the meeting or adjourned meetings.
A person giving a proxy has the power to revoke it.  In addition to revocation in any other manner permitted by law, an Instrument of Proxy may be revoked by instrument in writing executed by the Registered Shareholder or by his attorney authorized in writing or, if the Registered Shareholder is a corporation, by an officer or attorney duly authorized, and delivered to the registered office of the Corporation at Suite 2300,  Bentall 5, 550 Burrard Street, Vancouver, British Columbia, V6C 2B5 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which such Instrument of Proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deliveries, the Instrument of Proxy shall be revoked.  If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.
NON‑REGISTERED SHAREHOLDERS
Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most Shareholders of the Corporation are “non-registered” Shareholders because the Common Shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency.  Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only Registered Shareholders may vote at the Meeting.  If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Corporation.  Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such Common Shares are registered under the name of CDS Inc. (the registration name for CDS Clearing and Depository Services Inc., which company acts as nominee for many Canadian brokerage firms).  Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers’ clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings.  The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often the form of Proxy supplied to a Beneficial Shareholder by its broker is identical to the form of Proxy provided by the Corporation to the Registered Shareholders.  However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge typically prepares a machine‑readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example).  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting.  The voting instruction form must be returned to Broadridge (or instructions respecting the voting of Common Shares must be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted.
This Information Circular and accompanying materials are being sent to both registered and non-registered owners of Common Shares.  If you are a non-registered owner of Common Shares and the Corporation or its transfer agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.  Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“NOBOs”).  Subject to the provisions of National Instrument 54‑101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54‑101”) issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents.  Pursuant to NI 54‑101, issuers may obtain and use the NOBO list for distribution of proxy‑related materials directly (not via Broadridge) to such NOBOs. The Corporation is sending proxy-related materials directly to NOBOs under NI 54-101.
By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions (the “VIF”).
In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the Common Shares which they beneficially own.  If a Beneficial Shareholder wishes to attend the Meeting or have someone else attend on his behalf, then the Beneficial Shareholder may write the applicable name in the space provided in the VIF, which will grant the Beneficial Shareholder or his nominee the right to attend and vote at the Meeting.
IF YOU ARE A NON‑REGISTERED OWNER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE REFER TO THE INSTRUCTIONS SET OUT ON THE VIF THAT ACCOMPANIES THIS INFORMATION CIRCULAR.
The Corporation has not adopted the notice and access procedure described in NI 54‑101 and National Instrument 51‑102 - Continuous Disclosure Obligations to distribute its proxy related materials to the Registered Shareholders and Beneficial Shareholders. In addition, the Corporation does not intend to pay for intermediaries to forward to OBOs under NI 54-101 the proxy-related materials and Form 54-101F7 - Request for Voting Instructions Made by Intermediary, and that in the case of an OBO, the OBO will not receive the materials unless the OBO’s intermediary assumes the cost of delivery.

EXERCISE OF DISCRETION BY PROXY
The Common Shares represented by a properly executed proxy in favour of persons proposed by Management as proxyholders in the accompanying form of proxy will:
(a)	be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be taken; and
(b)	where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy
ON A POLL SUCH COMMON SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.
The enclosed Instrument of Proxy confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. As at the date of this Information Circular, management of the Corporation knows of no amendments, variations or other matters to come before the Meeting, other than those matters referred to in the Notice of Meeting.
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
The Corporation is authorized to issue an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value (“Preferred Shares”). As at May 11, 2020 (the “Record Date”), the Corporation had 409,143,765 Common Shares issued and outstanding.  There are no Preferred Shares issued and outstanding.  The holders of Common Shares are entitled to one vote for each Common Share held.  Holders of Common Shares of record at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting.
On a show of hands, every individual who is present and is entitled to vote as a Shareholder or as a representative of one or more corporate Shareholders, or who is holding a proxy on behalf of a Shareholder who is not present at the Meeting, will have one vote, and on a poll every Shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate Shareholders, will have one vote for each Common Share. Shareholders represented by proxy holders are not entitled to vote on a show of hands.
To the best of the knowledge of the directors and senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying 10% or more of the voting rights attached to all shares of the Corporation except as noted below.
Name	No. of Common Shares (1)	Percentage
PXP Energy Corporation (formerly Philex Petroleum Corporation)	225,000,000	54.99%
Asian Coast International	62,740,000	15.33%
Note:
(1)	The number of shares held pursuant to the Corporation’s list of registered shareholders.
The By-laws of the Corporation provide that a quorum for any meeting of Shareholders shall be two (2) Shareholders present in person or represented by proxy or duly authorized representative not being less than two (2) in number.

STATEMENT OF EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
Guiding Principles and Objectives
The Compensation Committee reviews and makes recommendations to the Board of Directors (the “Board”) concerning the terms of the compensation packages provided to the Corporation’s senior executive officers, including salary, bonus and awards under our stock option plan and any other compensation plans that the Corporation may adopt in the future. In 2019, the Compensation Committee was comprised of one member being Paul Wallace. Mr. Wallace is not independent by virtue of the fact that he is or has within the last three years been an executive officer of the Corporation. Members of the Compensation Committee for 2020 are to be appointed following the Meeting.
The member of the Compensation Committee has direct experience which is relevant to his responsibilities in executive compensation as he has been previously, or is currently, involved with compensation matters at other companies, both public and private, which he is a director.
The Corporation's executive compensation program consists of an annual base salary or management fee, a longer term component consisting of stock options, and a living allowance, if considered appropriate by the Compensation Committee.
The Corporation’s executive compensation policy is designed to provide competitive compensation to enable the Corporation to attract and retain high-quality and high-performance executives who will significantly contribute to the Corporation’s ability to meet its strategic business objectives.  The Corporation also believes in the importance of encouraging executives to own Common Shares in the Corporation to more fully align management with the interests of Shareholders and focus management’s activities on developing and implementing strategies that create and deliver value for Shareholders.
In determining executive compensation, the Committee considers the availability of cash compensation, options, stock appreciation rights, securities purchase programs, restricted shares, restricted share units and other incentive plans, and places relative emphasis on each depending on the present circumstances of the Corporation, the person being compensated, his or her experience and performance within the Corporation and the industry in which the Corporation operates and the position that person fills in the Corporation.  The Compensation Committee, in the past, has tended to place emphasis on the granting of cash compensation and options.  In determining executive compensation, the Compensation Committee also considers the relative merits of both annual and long-term compensation, and considers that either or both annual or long-term compensation can be in the best interest of the Corporation depending on the present circumstances of the Corporation, the person being compensated, his or her experience and performance within the Corporation and the industry in which the Corporation operates and the position that person fills in the Corporation.  In determining new option grants, the Compensation Committee may or may not take into account the amount and terms of outstanding options, stock appreciation rights, restricted shares and restricted share units, where applicable.  The Compensation Committee’s decision in relation to new option grants will depend on the circumstances of the grant and the present circumstances of the Corporation, as well as the person being compensated, his or her experience and performance within the Corporation and the industry in which the Corporation operates and the position that person fills in the Corporation.  The Compensation Committee considers that corporate performance is directly tied to executive compensation when the Corporation grants options as part of executive compensation.
Base Salary
The Compensation Committee sets and approves the base salary to be paid to the Chairman, Chief Executive Officer and Chief Financial Officer and to other senior executive officers.
All base salaries for other employees, if any, of the Corporation are determined by senior management.
Stock Options
The Corporation has a formalized stock option plan for the granting of incentive stock options to the officers, employees, consultants and directors of the Corporation. There are currently no stock options outstanding. Any grants would be made to officers, employees, consultants or directors on the basis of the number of options then held, position, overall individual performance, anticipated contribution to the Corporation's future success and the individual's ability to influence corporate and business performance.

Chief Executive Officer Compensation
The compensation of the Chief Executive Officer ("CEO") would ideally consist of an annual base salary determined in the manner described in the above discussion of compensation for all executive officers and positions the CEO within a range based on the CEO's experience and performance within the Corporation and the industry in which the Corporation operates.  With respect to the Corporation’s most recent completed financial years, and in light of the Corporation’s financial condition, the CEO was compensated with a modest salary.
Other Matters
The Corporation has not placed a restriction on the purchase by its NEO (as hereinafter defined) or directors of financial instruments (including prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a decrease in the market value of equity securities granted as compensation or held, directly or indirectly by the NEO or director.  The NEO has advised that he does not hold any Common Shares.
The Board and the Compensation Committee have not formally considered the implications of the risks associated with the Corporation’s compensation policies and practices.
Summary Compensation Table
The following table sets forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the three (3) most recently completed financial years in respect of each of the individuals who were, as at December 31, 2019, the Chief Executive Officer and the other three most highly compensated executive officers of the Corporation (the “Named Executive Officers” or “NEOs") including any individual who would have qualified as a NEO, but for the fact that the individual was not serving as such an Officer at the end of the most recently completed financial year.
For the purposes of this Information Circular, a Named Executive Officer of the Corporation means each of the following individuals:
(a)	a chief executive officer (“CEO”) of the Corporation;
(b)	a chief financial officer (“CFO”) of the Corporation,
(c)
each of the Corporation’s three most highly compensated executive officers, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 as determined in accordance with subsection 1.3(6) of Form 51‑102F6, for the December 31, 2019 financial year; and

(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer, nor acting in a similar capacity at December 31, 2019.
During financial year ending December 31, 2019, the Corporation had one (1) NEO. namely Paul Wallace, the Chairman, President, CFO and CEO of the Corporation.
Name and principal position	Year(1)	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen-sation ($)	Total compen- sation ($)
					Annual incentive plans	Long-term incentive plans
Paul Wallace(2) Chairman, CEO, President and CFO	2019 2018 2017	12,000 12,000 12,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	12,000 12,000 12,000
Notes:
(1)	Financial years ended December 31.
(2)	Mr. Wallace was appointed President and CEO of the Corporation on August 15, 2015 and CFO on June 15, 2015.

Incentive Plan Awards
Outstanding Share-Based and Option-Based Awards
There were no incentive stock options (option-based awards) or share-based awards granted to the NEO outstanding as at December 31, 2019, including awards granted before the financial year ended on December 31, 2019.
Pension Plan Benefits
The Corporation will not have any form of pension plan and it is not expected that one will be implemented in the foreseeable future.
Termination and Change of Control Benefits
The Corporation does not have any employment contracts. There are no other compensatory plans or arrangements, including payments to be received from the Corporation or its subsidiaries, with respect to a NEO that result or will result from the resignation, retirement or any other termination of employment of the officer’s employment with the Corporation or any of its subsidiaries or from a change of control of the Corporation or any subsidiary of the Corporation or a change in the NEO’s responsibilities following a change in control of the Corporation or any subsidiary of the Corporation.
Director Compensation
The following table sets forth all amounts of compensation provided to the directors, who are each not also NEOs, for the Corporation’s most recently completed financial year.
Name	Fees Earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Lyle Brown	$24,000	Nil	Nil	Nil	Nil	Nil	$24,000
Claro Ramirez	$12,000	Nil	Nil	Nil	Nil	Nil	$12,000
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The only equity compensation plan which the Corporation has in place is its stock option plan (the “Plan”).  The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Corporation and thereby encourage their continuing association with the Corporation.  The Plan is administered by the directors of the Corporation.  The Plan provides that options will be issued to directors, officers, employees or consultants of the Corporation or a subsidiary of the Corporation.  The Plan provides that the number of Common Shares issuable under the Plan, together with all of the Corporation’s other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares.  All options expire on a date not later than five years after the date of grant of such option. As at the date of this Information Circular, no options are outstanding under the Plan, and an additional 40,914,377 options may be granted (based on the current issued capital of 409,143,765 common shares).
The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2019.

Equity Compensation Plan Information
	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders - (the Plan)	Nil	N/A	Nil
Equity compensation plans not approved by securityholders	Nil	N/A	40,914,376
Total	Nil		40,914,376
AUDIT COMMITTEE

Under National Instrument 52-110 – Audit Committees (“NI 52-110”), companies are required to provide disclosure with respect to their audit committee including the text of the audit committee’s charter, composition of the audit committee and the fees paid to the external auditor.  This information is set out in the attached Schedule “A”.
DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES
National Instrument 58‑101 – Disclosure of Corporate Governance Practices requires issuers to disclose the corporate governance practices that they have adopted.  The corporate governance practices adopted by the Corporation are set out in Schedule “B”.
INDEBTEDNESS TO CORPORATION OF DIRECTORS AND EXECUTIVE OFFICERS
At any time during the Corporation’s last completed financial year or as of May 11, 2020, no director, executive officer, employee, proposed management nominee for election as a director of the Corporation nor any associate of any such director, executive officer, or proposed management nominee of the Corporation or any former director, executive officer or employee of the Corporation or any of its subsidiaries is or has been indebted to the Corporation or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, other than routine indebtedness.
MANAGEMENT CONTRACTS
The Corporation is not currently a party to any management contracts.
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
No director or executive officer of the Corporation, or any person who has held such a position since the beginning of the last completed financial year end of the Corporation, nor any nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors or the appointment of the auditor and as may be set out herein.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
To the knowledge of management of the Corporation, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Corporation or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries since January 1, 2019 (being the commencement of the Corporation’s last completed financial year), or has any interest in any material transaction in the current year.
PARTICULARS OF MATTERS TO BE ACTED UPON
To the knowledge of the Corporation’s Directors, the only matters to be placed before the Meeting are those set forth in the accompanying Notice of Meeting relating to receiving and considering the financial statements, appointing the auditors, setting the number of directors, and electing the directors.
1. FINANCIAL STATEMENTS
The audited consolidated financial statements of the Corporation dated December 31, 2019 and the auditor’s report thereon are incorporated in this Information Circular when mailed to the Shareholders. No formal action will be taken at the Meeting to approve the financial statements.
2. APPOINTMENT OF AUDITOR
At the Meeting, Shareholders will be asked to vote for the reappointment of Dale Matheson Carr-Hilton LaBonte LLP, Chartered Professional Accountants as auditors of the Corporation and to authorize the directors to fix their remuneration.
Dale Matheson Carr-Hilton LaBonte LLP, Chartered Professional Accountants, were first appointed auditors of the Corporation on February 15, 2018.

3. ELECTION OF DIRECTORS
The Board of Directors presently consists of three (3) directors, all of whom are elected annually. It is proposed that the persons below will be nominated at the Meeting. Each director elected will hold office until the next annual general meeting of Shareholders or until his successor is duly elected or appointed pursuant to the By-Laws of the Corporation.
Unless otherwise specified, proxies in the accompanying form will be voted in favour of the three (3) people named below (the “Nominees”) to be elected as directors by Shareholders.  However, if a vacancy occurs among such Nominees because of death or for any other reason, prior to the Meeting, proxies shall not be voted to fill such vacancy.
The following table sets forth, in respect of each Nominee, all positions currently held with the Corporation, present principal occupation or employment, material occupations and positions currently held and the approximate number of Common Shares of the Corporation beneficially owned directly or indirectly as of May 11, 2020.  The information contained herein is based upon information furnished by the respective Nominees to the Corporation.
Name, Province or State, and Country of Residence and Position	Principal Occupation, Business or Employment	Previous Service as a Director	Number of Common Shares Beneficially Owned or Controlled, or Directed, Directly or Indirectly
Claro Ramirez(1)(2) British Columbia, Canada Director	Mr. Ramirez is presently the Managing Director of his own consulting company, Ramirez Management Consulting Inc.	Since October 2011	Nil
Paul Wallace(1)(3)(4) United Kingdom Chairman, President, CEO, CFO and Director	Chartered Professional Accountant	Since November 2012	Nil
Lyle Brown(1)(2) British Columbia, Canada Director	Chartered Professional Accountant; Partner of Culver & Co., an accounting firm, since 1991.	Since October 2013	Nil
Notes:
(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance Committee.
(3)	Member of the Compensation Committee.
(4)	Paul Wallace is the nominee of PXP Energy Corporation (formerly Philex Petroleum Corporation) which owns 225,000,000 shares of FEC Resources Inc.

Corporate Cease Trade Orders or Bankruptcies
Except as indicated below, none of the proposed directors of the Corporation (or any of their personal holding companies):
(a)
is, as at the date of this Information Circular, or has been, within ten (10) years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company, including the Corporation, that:

(i)
was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
was the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation in each case for a period of 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer in the relevant company which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)
is as at the date of this Information Circular or has been within the ten (10) years before the date of this Information Circular, a director or executive officer of any company (including the Corporation), that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
has, within the ten (10) years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager as trustee appointed to hold the assets of that individual.

On May 5, 2016, the Alberta Securities Commission issued a cease trade order (the “Alberta Order”) against the Corporation for not having filed annual audited financial statements, annual management’s discussion and analysis, and certification of annual filings for the year ended December 31, 2015.
On May 16, 2016, the British Columbia Securities Commission (“BCSC”) issued a cease trade order (the “BC Order” and collectively with the Alberta Order, the “2016 Orders”) against the Corporation for not having filed:
1.
annual audited financial statements for the year ended December 31, 2015, as required under Part 4 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) and section 5(b) of Multilateral Instrument 51-105 Issuers Quoted in the U.S. Over-the-Counter Markets (“MI 51-105”);

2.	a Form 51-102F1 Management's Discussion and Analysis for the period ended December 31, 2015, as required under Part 5 of NI 51-102 and section 5(b) of MI 51-105; and
3.	a Form 51-102F2 Annual Information Form for the year ended December 31, 2015, as required under section 5(c) of MI 51-105,
(the “Required Records”).
On September 6, 2016, the Required Records were filed. Paul Wallace was the CEO and CFO of the Corporation and Lyle Brown and Claro Ramirez were the directors of the Corporation, at the time of the 2016 Orders were issued. The 2016 Orders were revoked on January 24, 2019.

None of the proposed directors (or any of their personal holding companies) has been subject to:
(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.
4. OTHER MATTERS
Management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.
5. ADDITIONAL INFORMATION
Additional information regarding the Corporation and its business activities is available on the SEDAR website located at www.sedar.com “Company Profiles – “FEC Resources Inc.”  The Corporation’s financial information is provided in the Corporation’s audited comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above. Shareholders of the Corporation may request copies of the Corporation’s financial statements and related management discussion and analysis by contacting the Corporation at email: info@fecresources.com
The contents of this Information Circular and the sending of it to Shareholders have been approved by the Board of Directors of the Corporation.
Dated:  May 11, 2020
Signed:	“Paul Wallace”	Paul Wallace Chairman, President, Chief Executive Officer and Chief Financial Officer

SCHEDULE “A”
AUDIT COMMITTEE DISCLOSURE

Under National Instrument 52-110 – Audit Committees (“NI 52-110”), companies are required to provide disclosure with respect to their audit committee, including the text of the audit committee’s charter, the composition of the audit committee and the fees paid to the external auditor.  This information is set out below.
Composition of the Audit Committee
As at May 11, 2020, the following are the members of the Corporation’s Audit Committee:
Member	Independent (1)	Financially literate(2)
Lyle Brown	Yes	Yes
Claro Ramirez	Yes	Yes
Paul Wallace	No	Yes
Notes:
(1) A member of an audit committee is independent if the member has no direct or indirect material relationship with the Corporation which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.  Mr. Wallace is not independent by virtue of being a NEO
(2)    An individual is financial literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
Relevant Education and Experience
The following is a summary of the audit committee members education and experience which is relevant to the performance of their responsibilities as an audit committee member:
Lyle Brown.  Mr. Brown is a Chartered Professional Accountant and Partner of Culver & Co., an accounting firm, since 1991. From June 10, 1998 to August, 2019, Mr. Brown served a director of Northern Lion Gold Corp. Mr. Brown has served as a director of New World Resource Corp since November 14, 2005. Both Northern Lion gold and New World Resource are listed on the TSX-V and Frankfurt Stock Exchanges. Mr. Brown is also a director of Nano One Materials Corp which is listed on the TSX-V, NASDAQ and Frankfurt Stock Exchanges.
Paul Frederick Wallace.  Mr. Wallace is a Chartered Professional Accountant and was for a period of eight years a partner of Price Waterhouse until 1995. He was appointed as the Chief Financial Officer of Hong Kong based First Pacific Company Limited from 1995 to 1997, from 2003 to 2004 and again in February 2014 until June 2015. He was appointed Group Finance Director of the Sanctuary Group plc between 2005 and 2008. Mr. Wallace was appointed as Chief Executive Officer of Blue Ocean Wireless Limited in May 2009 until June 2011, and as a Non-Executive Director of JPMorgan Global Emerging Markets Income Trust Plc in June 2010 until November 2015. He was also the Finance Director of Forum Energy Limited and a Director of Pitkin Petroleum Limited, FPW Singapore Holdings Pte. Limited and Goodman Fielder Pty. Mr. Wallace resigned from the board of Forum Energy Limited and Pitkin Petroleum Limited effective May 31, 2019.
Claro Ramirez.  Mr. Ramirez served as Senior Vice President of Philippine Long Distance Telephone Company (“PLDT”) from July 1999 to December 2014, while concurrently President and CEO of Pilipinas Global Network Limited (PGNL), a PLDT subsidiary. From January 2015 until May 18, 2018, he served as President and CEO of First Coconut Manufacturing Inc (FCMI), an affiliate of First Pacific Company.   Mr. Ramirez is presently the Managing Director of his own company, Ramirez Management Consulting Inc.
Audit Committee Oversight
At no time since the commencement of the Corporation’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions
At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemption in Section 2.4 of NI 52‑110 (De Minimis Non‑audit Services), or an exemption from NI 52‑110, in whole or in part, granted under Part 8 of NI 52‑110. Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.
Pre-Approval Policies and Procedures
The Audit Committee shall review and pre-approve all non-audit services to be provided to the Corporation by its external auditors.
External Auditor Service Fees (By Category)
The Audit Committee has reviewed the nature and amount of non-audited services, if any provided by Dale Matheson Carr-Hilton LaBonte LLP, Chartered Professional Accountants to the Corporation to ensure auditor independence.  The Corporation has not retained Dale Matheson Carr-Hilton LaBonte LLP, Chartered Professional Accountants to provide any non-audit related services. Fees incurred with Dale Matheson Carr-Hilton LaBonte LLP, Chartered Professional Accountants for audit and non-audit services in the fiscal year for audit fees are outlined in the following table:
Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2019	US$15,000 (5)	US$11,500	Nil	Nil
2018	US$11,990	Nil	Nil	Nil
Notes:
(1)
"Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Corporation's financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)
"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)
"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	"All Other Fees" include all other non-audit services.
(5)
For the audit of the annual financial statements for the year ended December 31, 2019, an amount of $15,000 (2018 – US$11,990) was accrued as a best estimate of fees to be billed by our external auditors Dale Matheson Carr-Hill Labonte LLP

Exemption
The Corporation is relying upon the exemption in Section 6.1 of the National Instrument 52-110 – Audit Committees, which exempts venture issuers (as defined therein) from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of that instrument.

Audit Committee Charter

The charter of the audit committee (the "Audit Committee") of the Board of Directors of the Corporation is found below:

AUDIT COMMITTEE CHARTER
The Audit Committee Charter sets forth the mandate and responsibilities of the Committee.
1. Mandate
The audit committee (the "Audit Committee") will assist the board of directors of the Corporation (the "Board") in fulfilling its financial oversight responsibilities. The Audit Committee will review and consider, in consultation with the auditors, the financial reporting process, the system of internal control and the audit process. In performing its duties, the committee will maintain effective working relationships with the Board, management and the external auditors. To effectively perform his or her role, each committee member must obtain an understanding of the principal responsibilities of committee membership as well and the Corporation's business, operations and risks.
2. Composition
The Board will appoint from among their membership an audit committee after each annual general meeting of the Shareholders of the Corporation.  The Audit Committee will consist of a minimum of three directors.
Expertise of Committee Members
Each member of the Audit Committee must be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee.  At least one member of the Audit Committee must have accounting or related financial management expertise. The Board shall interpret the qualifications of financial literacy and financial management expertise in its business judgment and shall conclude whether a director meets these qualifications.
3. Meetings
The Audit Committee shall meet in accordance with a schedule established each year by the Board, and at other times that the Audit Committee may determine. The Audit Committee shall meet at least annually with the Corporation's Chief Financial Officer and external auditors in separate executive sessions.
4. Roles and Responsibilities
The Audit Committee shall fulfill the following roles and discharge the following responsibilities:
External Audit
The Audit Committee shall be directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor's report, including the resolution of disagreements between management and the external auditors regarding financial reporting and audit scope or procedures. In carrying out this duty, the Audit Committee shall:
(a)
recommend to the Board the external auditor to be nominated by the Shareholders for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation;

(b)          review (by discussion and enquiry) the external auditors' proposed audit scope and approach;
(c)	review the performance of the external auditors and recommend to the Board the appointment or discharge of the external auditors;
(d)
Oversee the work of the external auditor engaged for the purpose of preparing or issuing the auditor’s report or performing other audit, review or attest services for the issuer, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(e)          review and recommend to the Board the compensation to be paid to the external auditors; and
(f)
review and confirm the independence of the external auditors by reviewing the non-audit services provided and the external auditors' assertion of their independence in accordance with professional standards.

Internal Control
The Audit Committee shall consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of the Corporation. In carrying out this duty, the Audit Committee shall:
(a)	evaluate the adequacy and effectiveness of management's system of internal controls over the accounting and financial reporting system within the Corporation; and
(b)	ensure that the external auditors discuss with the audit committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.
Financial Reporting
The Audit Committee shall review the financial statements and financial information prior to its release to the public. In carrying out this duty, the Audit Committee shall:
General
(a)	review significant accounting and financial reporting issues, especially complex, unusual and related party transactions; and
(b)	review and ensure that the accounting principles selected by management in preparing financial statements are appropriate.
Annual Financial Statements
(a)	review the draft annual financial statements and provide a recommendation to the Board with respect to the approval of the financial statements;
(b)	meet with management and the external auditors to review the financial statements and the results of the audit, including any difficulties encountered; and
(c)	review management's discussion and analysis respecting the annual reporting period prior to its release to the public.
Interim Financial Statements
(a) review and approve the interim financial statements prior to their release to the public; and
(b)	review management's discussion and analysis respecting the interim reporting period prior to its release to the public.
Release of Financial Information
(a)	where reasonably possible, review and approve all public disclosure, including news releases, containing financial information, prior to its release to the public.
Non-Audit Services
All non-audit services (being services other than services rendered for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to the Corporation or any subsidiary of the Corporation shall be subject to the prior approval of the Audit Committee.
Delegation of Authority
The Audit Committee may delegate to one or more independent members of the Audit Committee the authority to approve non-audit services, provided any non-audit services approved in this manner must be presented to the Audit Committee at its next scheduled meeting.
De-Minimis Non-Audit Services
The Audit Committee may satisfy the requirement for the pre-approval of non-audit services if:
(a)
the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Corporation and its subsidiaries to the external auditor during the fiscal year in which the services are provided; or

(b)
the services are brought to the attention of the Audit Committee and approved, prior to the completion of the audit, by the Audit Committee or by one or more of its members to whom authority to grant such approvals has been delegated.

Pre-Approval Policies and Procedures
The Audit Committee may also satisfy the requirement for the pre-approval of non-audit services by adopting specific policies and procedures for the engagement of non-audit services, if:
(a) the pre-approval policies and procedures are detailed as to the particular service;
(b) the Audit Committee is informed of each non-audit service; and
(c)	the procedures do not include delegation of the Audit Committee's responsibilities to management.
Other Responsibilities
The Audit Committee shall:
(a)	establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters;
(b)	establish procedures for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;
(c)	ensure that significant findings and recommendations made by management and external auditor are received and discussed on a timely basis;
(d)	review the policies and procedures in effect for considering officers' expenses and perquisites;
(e)	perform other oversight functions as requested by the Board; and
(f)	review and update this Charter and receive approval of changes to this Charter from the Board.
Reporting Responsibilities
The Audit Committee shall regularly update the Board about committee activities and make appropriate recommendations.
5. Resources and Authority of the Audit Committee
The Audit Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to
(a)	engage independent counsel and other advisors as it determines necessary to carry out its duties;
(b)          set and pay the compensation for any advisors employed by the Audit Committee; and
(c)          communicate directly with the internal and external auditors.

6. Guidance – Roles and Responsibilities
The following guidance is intended to provide the Audit Committee members with additional guidance on fulfillment of their roles and responsibilities on the committee:
Internal Controls
(a)
evaluate whether management is setting the goal of high standards by communicating the importance of internal control and ensuring that all individuals possess an understanding of their roles and responsibilities;

(b)
focus on the extent to which external auditors review computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of an information technology systems breakdown; and

(c)	gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.
Financial Reporting
(a)	review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements;
(b)  ask
       ask management and the external auditors about significant risks and exposures and the plans to minimize such risks; and
(c)             understand industry best practices and the Corporation's adoption of them.
Annual Financial Statements
(a)
review the annual financial statements and determine whether they are complete and consistent with the information known to committee members, and assess whether the financial statements reflect appropriate accounting principles in light of the jurisdictions in which the Corporation reports or trades its shares;

(b)	pay attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures;
(c)
focus on judgment areas such as those involving valuation of assets and liabilities, including, for example, the accounting for and disclosure of loan losses, warranty, professional liability, litigation reserves; and other commitments and contingencies;

(d)	consider management's handling of proposed audit adjustments identified by the external auditors;
(e)	ensure that the external auditors communicate all required matters to the committee.

Interim Financial Statements
(a)	be briefed on how management develops and summarizes interim financial information, the extent to which the external auditors review interim financial information;
(b)	meet with management and the auditors, either telephonically or in person, to review the interim financial statements; and
(c)	to gain insight into the fairness of the interim statements and disclosures, obtain explanations from management on whether:
(i)	actual financial results for the quarter or interim period varied significantly from budgeted or projected results;
(ii)
changes in financial ratios and relationships of various balance sheet and operating statement figures in the interim financials statements are consistent with changes in the Corporation's operations and financing practices;

(iii) generally accepted accounting principles have been consistently applied;
(iv)	there are any actual or proposed changes in accounting or financial reporting practices;
(v) there are any significant or unusual events or transactions;
(vi) the Corporation's financial and operating controls are functioning effectively;
(vii)	the Corporation has complied with the terms of loan agreements, security indentures or other financial position or results dependent agreement; and
(viii) the interim financial statements contain adequate and appropriate disclosures.
Compliance with Laws and Regulations
(a)	periodically obtain updates from management regarding compliance with this policy and industry "best practices";
(b)	be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements; and
(c)	review the findings of any examinations by securities regulatory authorities and stock exchanges.
Other Responsibilities
(a)	review, with the Corporation's counsel, any legal matters that could have a significant impact on the Corporation's financial statements.

SCHEDULE “B”
CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") requires issuers to disclose the corporate governance practices that they have adopted. National Policy 58-201 - Corporate Governance Guidelines ("NP 58-201") provides guidance on corporate governance practices. Set forth below is a description of the corporate governance practices of FEC Resources Inc. (the “Corporation”) currently and going forward.

Board of Directors – The board of the directors of the Corporation (the “Board”) is currently composed of three (3) directors. The following directors of the Corporation are “independent” for the purposes of NI 58-101: Lyle Brown and Claro Ramirez. The following director is not “independent” for the purposes of NI 58-101: Mr. Paul Wallace as he serves as an executive officer of the Corporation.
Mr. Wallace, a non-independent director, presently serves as the Corporation’s President, Chief Executive Officer, and Chief Financial Officer generally chairs the meetings of the Board and actively seeks out the views of all directors on all Board matters. The directors exercise their responsibilities for and are provided with leadership through their position on the Board and ability to meet independently of management whenever it is deemed necessary.
Directorships – The following directors of the Corporation as at May 11, 2020 are presently directors of other issuers that are reporting issuers (or the equivalent):
Name of Director	Name of Reporting Issuers	Market Traded On
Lyle Brown	New World Resources Corp	TSX Venture and Frankfurt Exchanges
	Nano One Materials Corp.	TSX Venture Exchange and OTC market

Orientation and Continuing Education – The Corporation does not have a formal orientation for new members of the Board, and this is considered to be appropriate, given the Corporation’s size and current limited operations. However when new directors are appointed, they receive orientation on the Corporation's business, technology and industry, as well as on the responsibilities of directors generally. Board meetings may also include presentations by the Corporation's management employees to give the directors additional insight into the Corporation's business.

The skills and knowledge of the Board as a whole is such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies in the natural resource sector. Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management’s assistance. Board members have full access to the Corporation’s records.

Ethical Business Conduct – The Board has found that the fiduciary duties placed on individual directors by the Corporation's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation.

To date, the Board has not adopted a formal written Code of Business Conduct and Ethics. However, the current limited size of the Corporation’s operations and the small number of officers and employees allow the independent members of the Board to monitor on an ongoing basis the activities of management and to ensure that the highest standard of ethical conduct is maintained. As the Corporation grows in size and scope, the Board anticipates that it will formulate and implement a formal Code of Business Conduct and Ethics.

Nomination of Directors – The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole; however, if there is a change in the number of directors required by the Corporation, this policy will be reviewed. The Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and CEO.  The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions. The Board considers the number of directors to recommend to the Shareholders for election at the annual meeting of Shareholders, taking into account the number of directors required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

Compensation – Duration of time spent by a director or officer in managing or working with the Corporation determines compensation for the directors and the Chief Executive Officer. Decisions relating to compensation are made by the Compensation Committee. The Compensation Committee reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development. Directors’ compensation is in the form of directors’ fees and stock options. The quantity and quality of the Board compensation is reviewed on an annual basis.

Other Board Committees – In addition to the Audit Committee, the Corporation has a Compensation Committee, and a Corporate Governance Committee.
Audit Committee.  The Audit Committee consists of three directors: Lyle Brown, Paul Wallace and Claro Ramirez.  New members of the audit committee will be appointed following the Meeting.
Compensation Committee. The Compensation Committee currently consists of Paul Wallace.  The Compensation Committee has responsibility for determining the appropriate levels of compensation for management and for determining related compensatory matters such as the granting of incentive stock options.  To determine an objective process for compensation, the Compensation Committee reviews the adequacy, form of compensation and compares it to other companies of similar size and stage of development.  The Compensation Committee meets at least annually.  New members of the Compensation Committee will be appointed following the Meeting.
Corporate Governance Committee.  The Corporate Governance Committee consists of Claro Ramirez and Lyle Brown.  The Corporate Governance Committee’s responsibility is to:

•	Review and recommend to the Board policies related to the Board;
•	Assess qualifications for and composition of the Board;
•	Develop and recommend to the Board corporate governance principles;
•	Oversee and evaluate corporate governance at the Corporation.
In addition, the Corporate Governance Committee has responsibility for reviewing the governance policies and practices of the Corporation and their conformity to the Guidelines.  This Committee also has been given responsibility for assessment of the performance of the Board and its members, nominees for elections as director, assessment of the orientation and education of new Board members, review of directors’ compensation and insurance, and review of the mandate of the Board, its committees and management.  The Corporate Governance Committee also will determine if it is appropriate for individual directors to engage outside advisers in any situation. Through the Corporate Governance Committee, the Board will continue to assess its policies and practices and the effectiveness of the management and the Board members in carrying out their respective duties.  New members of the Corporate Governance Committee will be appointed following the Meeting.

Assessments – The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. The Board monitors the adequacy of information given to directors, communications between the Board and management, and the strategic direction and processes of the Board and the committees.  Based on the Corporation’s size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time. The Board plans to continue evaluating its own effectiveness on an ad hoc basis. The current size of the Board is such that the entire Board takes responsibility for selecting new directors and assessing current directors. Proposed directors’ credentials are reviewed in advance of a Board Meeting with one or more members of the Board prior to the proposed director’s nomination.

Diversity disclosure for boards of directors and senior management

Effective January 1, 2020, all “distributing corporations” (as this term is defined under the Canada Business Corporations Regulations) governed by the Canada Business Corporations Act are required to disclose information on the diversity of their board of directors and senior management to shareholders on the representation of, at minimum, the following four groups (“designated groups”): women, Indigenous peoples (First Nations, Inuit and Métis), persons with disabilities and members of visible minorities. The following disclosure responds to these requirements.

REQUIREMENT	DISCLOSURE
Director Term Limits and Other Mechanisms of Board Renewal
The Corporation has not adopted term limits for directors on the Board, nor has it formally adopted other mechanisms regarding Board renewal given the size of the Board and the stage of the Corporation’s development, but the Board conducts evaluations of Board performance through the Corporate Governance Committee. See “Other Board Committees - Corporate Governance Committee” above.

Policies Regarding Representation on the Board
The Board has not adopted a written policy relating to the identification and nomination of members of designated groups as directors given the size of the Board and the stage of the Corporation’s development. The Board believes that its existing identification and nomination processes are sufficiently broad, with no limitations on diversity. One member of the Board is a member of visible minorities.

Consideration of Representation in the Director Identification and Selection Process and Executive Officer Appointments
The Board is committed to diversity and a merit based system within a diverse and inclusive culture which solicits multiple perspectives and views and is free of conscious or unconscious bias and discrimination, but given the size of the Board and the stage of the Corporation’s development, the Board has not considered the level of representation of designated groups on the Board in identifying and nominating candidates for election or re-election to the Board or as a determining criterion in the selection of executive officers. Notwithstanding the foregoing, one member of the Board is a member of visible minorities.

Targets Regarding Representation on the Board and in Executive Officer Positions
The Corporation has not adopted a target for members of designated groups on the Board or to hold executive officer positions as it believes that decisions should be merit-based and that diversity can be achieved without reference to a specific target. The Corporation has achieved 33% membership in visible minorities on the Board without a target.

Diversity on the Board and in Executive Officer Positions
There is currently one director on the Board, representing 33% of the Board, who is a member of visible minorities. There are currently no other members of the Board or executive officers of the Corporation, including all major subsidiaries, who are members of other designated groups.

Exhibit 9

FEC RESOURCES INC.

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on Monday, June 15, 2020

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 11:00 a.m. (Vancouver time) on June 11, 2020

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

I/We being holder(s) of FEC Resources Inc. (the "Corporation") hereby appoint: Lyle Brown, or failing him, Claro Ramirez, or failing him, Paul Wallace

OR

Print the name of the person you are appointing if this person is someone other than the Management nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of FEC Resources Inc. to be held at Suite 205 – 1095 Pender Street West, Vancouver, British Columbia, V6E 2M6 on Monday, June 15, 2020 at 11:00 a.m. (Vancouver time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Number of Directors** To set the number of Directors at three (3).	☐	☐

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2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Paul Wallace	☐	☐	02. Lyle Brown	☐	☐	03. Claro Ramirez	☐	☐

	For	Withhold
3. **Appointment of Auditors** Appointment of Dale Matheson Carr-Hilton LaBonte LLP, Chartered Professional Accountants, as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

T C X Q 3 0 9 4 0 2 A R 1

Exhibit 10

FEC RESOURCES INC.

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Voting Instruction Form ("VIF") - Annual General Meeting to be held on Monday, June 15, 2020

NON-REGISTERED (BENEFICIAL) SECURITYHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.
2. *We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions.* In order for these securities to be voted at the meeting, *it will be necessary for us to have your specific voting instructions.* Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.
4. **This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.**
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.
8. Your voting instructions will be recorded on receipt of the VIF.
9. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
10. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
11. This VIF should be read in conjunction with the information circular and other proxy materials provided by Management.

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VIFs submitted must be received by 11:00 a.m. (Vancouver time) on June 11, 2020

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointee(s)

Management Appointees are: Lyle Brown, or failing him, Claro Ramirez, or failing him, Paul Wallace

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of FEC Resources Inc. to be held at Suite 205 – 1095 Pender Street West, Vancouver, British Columbia, V6E 2M6 on Monday, June 15, 2020 at 11:00 a.m. (Vancouver time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Number of Directors** To set the number of Directors at three (3).	☐	☐

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2. **Election of Directors**

	For	Withhold
01. Paul Wallace	☐	☐
02. Lyle Brown	☐	☐
03. Claro Ramirez	☐	☐

	For	Withhold
3. **Appointment of Auditors** Appointment of Dale Matheson Carr-Hilton LaBonte LLP, Chartered Professional Accountants, as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

T C X Q 3 0 9 4 0 1 A R 1